

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 14, 2017

Jonathan Gregory
Chief Executive Officer
Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, CA 92020

> **Re: Royale Energy Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 14, 2017**
> **File No. 333-216055**

Dear Mr. Gregory:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the filing to describe the proposals that Royale shareholders will be asked to vote consistently throughout the proxy statement/prospectus. In this regard, we note that the proposals described in the Questions and Answers and Summary sections are not consistent with the proposals enumerated on page 1 of the meeting notice.

2.   We note that if the Royale Reorganization Proposal is approved by shareholders and the reorganization is completed, the common stock of Royale, a California corporation, will be converted to common stock in Holdings, a Delaware corporation. Please revise the filing to include disclosure comparing the material differences between the corporation laws of California and Delaware.

3.   We note that the purpose of the Board Size Proposal is to set the maximum size of Royale's board of directors at eight members. Please revise the filing to include disclosure regarding the reasons for changing the size of Royale's board.

4.   Please revise the filing to include the disclosure required by Item 7 of Schedule 14A with respect to the election of Royale's directors and Item 9 of Schedule 14A with respect to the ratification of Royale's auditors.

5.   You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.

Summary, page 13

6.   Please revise your summary to provide the information required by Item 3(h) of Form S-4 regarding the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction with respect to Royale and Matrix.

Accounting Treatment, page 21

7.   We note you have identified Royale as the accounting acquirer for the merger transaction for financial statement reporting purposes under U.S. GAAP. However, it would appear certain factors identify Matrix as the accounting acquirer. For example, on page 48 you disclose that the former majority stockholders and limited partners of the Matrix group are expected to collectively beneficially hold approximately 58% of the voting power of the outstanding shares of Holding's common stock. Further, Matrix's relative size in terms of assets, revenues and net losses in comparison to Royale is significantly larger. Please submit the analysis you performed in making the accounting acquirer determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-10 through 55-15.

The Mergers, page 49

Background of the Mergers, page 49

8.   Please discuss if Royale considered any business combinations or alternatives other than the merger with Matrix.

9.   You indicate on page 53 that Royale received a counterproposal from Matrix (revised on July 12, 2106) outlining additional terms of a business combination, which the parties accepted as the basic terms of the merger transaction. Please revise your disclosure to briefly describe the terms of the initial and revised counterproposals.

10.   Please discuss how Matrix's board determined that the merger consideration was fair to the Matrix stockholders.

11.   You indicate on page 56 that representatives of Northland met with Royale's board of directors and presented a report on the Northland opinion on October 24, 2016 and on December 31, 2016. Please revise your disclosure to describe these presentations along with any other presentations that were made to the board of either company in connection with the transaction.

Opinion of Northland Capital Markets to Royale Board of Directors, page 56

12.   Please disclose the information required by Item 1015(b) of Regulation M-A, including without limitation, the qualifications and methods of selection of Northland and the procedures Northland followed in preparing its opinion.

13.   Please disclose all of the financial analyses that Northland presented in connection with the rendering its opinion, and include summaries of all material analyses.

14.   We note the statement in the second full paragraph of page 2 of Northland's opinion that Northland reviewed certain internal financial projections for Royale and Matrix furnished to it by management of Royale and Matrix, respectively, in arriving at its opinion. Please revise your disclosure to describe these financial projections.

Interests of Royale's Directors and Executive Officers in the Mergers, page 57

15.   You indicate on page 53 that during the meeting between representatives of Royale and Matrix on May 4, 2016 it was determined by the parties that should an agreement be reached between the two companies that Jonathan Gregory, Royale's CEO, should remain as CEO. Please revise your disclosure in this section and in the Summary section to describe this arrangement. Refer to Item 18(a)(7)(i) of Form S-4. Please also provide corresponding disclosure with respect to the interests of Matrix's directors and executive officers and Mr. Clarkson's role at Holdings.

Combined Company's Board of Directors and Management Following the Mergers, page 58

16.   Please revise to provide the information required by Item 18(a)(7) of Form S-4 with respect to each person who will serve as a director or an executive officer of the company following the merger.

Material U.S. Federal Income Tax Consequences, page 59

17.   We note you have filed a short-form tax opinion as Annex M to the filing. Please revise your disclosure to state that the disclosure in this section is the opinion of counsel. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 76

18.   Please present pro forma per share information as required by Rule 11-02(b)(7) of Regulation S-X.

19.   Please present pro forma reserve information and pro forma standardized measure of discounted future net cash flows information comparable to the disclosures required by FASB ASC 932-235-50. Refer to SAB Topic 2D.

20.   Please include pro forma adjustments to depict the tax effect of the merger, if appropriate.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 78

21.   We note various inconsistencies between your purchase price allocation and the related pro forma adjustments which would generally need to be clarified and resolved through revision or disclosure as appropriate. However, if you have not properly identified the accounting acquirer other revisions will be necessary. We will further consider the presentation along with your response to the other comment in this letter regarding the accounting acquirer determination.

Unaudited Pro Forma Condensed Statement of Operations, page 80

22.   We note Matrix acquired a 50% working interest in the Sansinena Oil Field and the smaller adjacent East LA Field for $20 million on June 15, 2016, and your pro forma condensed statements of operations reflect this acquisition as if it was consummated on January 1, 2015. Please include a description of this transaction in the pro forma financial information.

        In addition, this acquisition appears to be significant to Matrix and Holdings in regards to purchase price, total assets and results of operations as well as proved reserves. Please tell us whether you intend to file historical pre-acquisition financial statements of the Sansinena Oil Field due to its significance as their omission may appear to render Matrix's financial statements incomplete.

        Finally, please comply with the disclosure requirements set forth in FASB ASC 805-10-50 with respect to this acquisition in Matrix's updated financial statements to be filed in the next amendment to the registration statement.

Royale's Properties, page 89

Production, page 90

23.   The net oil and gas production figures disclosed for 2015 and 2014 appear to be
        inconsistent with the comparable figures presented elsewhere in the Form S-4 on page
        F-21. Furthermore, the figures presented on page 90 appear to have been revised from
        such figures presented on page 8 of your Form 10-K for the fiscal year ending December
        31, 2015. Please resolve these inconsistencies or tell us why a revision is not needed.
        Also revise the figures for 2016 to be consistent with any changes made to the 2015 and
        2014 production figures.

24.   The figures relating to the average sales price per barrel of oil and mcf of natural gas and
        the average production and lifting costs disclosed for 2015 and 2014 appear to have been
        revised from such figures presented on page 8 of your Form 10-K for the fiscal year
        ending December 31, 2015. Please resolve these inconsistencies or tell us why a
        revision is not needed. Also revise the figures for 2016 to be consistent with any
        changes made to the 2015 and 2014 figures.

Net Proved Oil and Natural Gas Reserves, page 90

25.   The information provided relating to Royale's proved reserves as of December 31, 2015
        appears to omit disclosure of the proved undeveloped natural gas and oil/condensate
        reserves and the oil/condensate figure relating to total proved reserves. Please modify
        the disclosure to be consistent with the estimates of proved reserves presented elsewhere
        on page F-21 of the Form S-4.

Directors and Executive Officers of Royale, page 94

26.   Please revise the sketches for Messrs. Gregory, Grinsfelder and Buck to eliminate any
        gaps or ambiguities regarding their experience for the most recent five years of business
        experience, including positions held during that time. In addition, please disclose any
        directorships held by any of your officers and/or directors in another public company.
        In this regard, for example, we note that Stephen Hosmer is a director of Venture
        Expeditions and Exile International. See Item 401(e)(1) and (2) of Regulation S-K.

Royale Executive Compensation, page 96

27.   Please update the executive compensation disclosure provided by Royale and Matrix to
        provide information for the fiscal year ended December 31, 2016. Please refer to Item
        402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation
        117.05.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 99

28.   We note you disclose on pages 99 and 120 that activity in your respective companies has occurred "for the past fourteen years." This period of time does not coincide with the commencement of operations and activity of your respective companies as disclosed on page 13. Please revise or advise.

Matrix's Oil & Gas Properties, page 113

Proved Undeveloped Reserves, page 115

29.   Please resolve the apparent inconsistencies in the figures used in the narrative description of the increase in Matrix's PUD reserves for 2016 compared to the corresponding figures presented in the tabular reconciliation of such reserves. For example, the narrative description indicates an increase in PUD reserves from 416 MBoe to 10,334 Mboe, or an increase of 9,918 MBoe. However, these figures appear to be inconsistent with the figures presented in the tabular reconciliation of such reserves shown immediately above.

30.   The disclosure on page 41 indicates that Matrix currently plans to defer drilling in the Sansinena Field until early in the second quarter of 2017. Please tell us and expand the disclosure on page 115 to clarify if all of the proved undeveloped reserves disclosed as of December 31, 2016 will be converted from proved undeveloped to proved developed reserves within five years of initial disclosure in a filing made with the U.S. Securities and Exchange Commission. To the extent that material amounts of proved undeveloped reserves remain undeveloped for five years or more after disclosure as proved undeveloped reserves, please tell us and expand the disclosure to explain the reason(s) why.

31.   We also note the disclosure on page 41 indicates that Matrix had an adopted development plan as of January 1, 2017 relating to the Sansinena Field that included $28.8 million in capital expenditures over four years. In this regard, Rule 4-10(a)(26) of Regulation S-X requires "[t]here must exist, or there must be a reasonable expectation that there will exist, …all financing required to implement the project." Please tell us and expand your disclosure in sufficient detail to explain Matrix's plans to obtain the required financing in light of Matrix's financial condition and liquidity as of January 1, 2017.

Production, Average Price and Average Production Cost, page 116

32.   The Sansinena Field crude oil and condensate, natural gas liquids and natural gas production volumes provided on page 117 appear to be generally greater for each of the three years presented compared to the disclosure provided on page 116 representing the

production volumes for all of Matrix's properties, including the Sansinena and East La Fields. Please revise the disclosure to resolve the apparent inconsistencies or tell us why a revision is not needed. Also revise the figures relating to the average prices realized and the production costs per boe for 2016, 2015 and 2014 to be consistent with any changes to the production figures.

Developed and Undeveloped Leasehold Acreage, page 117

33.   Please modify the figures representing the total gross and net developed and undeveloped acres in the tabular presentation of Matrix's acreage to resolve the apparent typographical errors.

34.   The tabular presentation of Matrix's acreage indicates that undeveloped acreage represents a significant proportion of total gross and net acreage. Please expand the disclosure to present the gross and net amounts of acreage that will expire for each year the expiring acreage represents a material amount of the total net undeveloped acreage.

35.   Please tell us and expand the disclosure to explain the extent to which Matrix has assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand the disclosure to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.

Security Ownership of Certain Beneficial Owners and Management of Matrix, page 132

36.   Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify all persons (both natural persons and entities) who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities of each of Matrix Oil Management Corporation, Matrix Investments, L.P., Matrix Las Cienegas Limited Partnership, Matrix Permian Investments, LP, and Matrix Pipeline L.P that are held through entitites.

Comparison of Shareholders' Rights, page 143

37.   We note the statement that the Holdings certificate of incorporation and bylaws are substantially similar to the Royale certificate of incorporation and bylaws. Please revise your summaries describing the material differences between shareholders' rights under Royale's and Holdings' respective articles of incorporation and bylaws and the material differences between shareholders' rights under Holdings' and Matrix's respective articles of incorporation and bylaws to reflect the provisions contained in the applicable articles of incorporation and bylaws. As an example, we note that Holdings' certificate of incorporation includes special meeting and exclusive forum provisions, and Royale's articles of incorporation do not, and that Holdings' bylaws include detailed advance

notice provisions for stockholder proposals and director nominations, and Royale's bylaws do not.

Financial Statements of Royale Energy, Inc.

Note 1-Summary of Significant Accounting Policies, page F-7

Other Receivables, page F-9

38.   We note that your allowance for uncollectable accounts has increased substantially from the prior year and your bad debt expense is approximately 31% of net revenue as of December 31, 2015. Please provide us with a more detailed explanation for the increase in the allowance for uncollectable accounts. Further, please revise your disclosure to provide a more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.

Supplemental Information About Oil and Gas Producing Activities (Unaudited), page F-20

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-22

39.   Please tell us if the future development costs used in the calculation of the standardized measure of discounted future net cash flows for the periods ending December 31, 2015 and 2014 include the future costs associated with the abandonment of Royale's proved properties. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Matrix Oil Management Corporation and Affiliates

Notes to Consolidated Financial Statements, page F-43

40.   The disclosure on page 113 states "unaudited information concerning the estimated net quantities of all of Matrix's proved reserves and the standardized measure of future net cash flows from the reserves is presented in the "Supplemental Oil and Gas Disclosures (Unaudited)," in the Notes to the Historical Consolidated Financial Statements of Matrix included in this proxy statement/prospectus." However, it does not appear that this information has been provided. Please expand your disclosure to provide the supplemental oil and gas reserves and standardized measure of future net cash flow information required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36. For additional guidance relating to the periods for which this information is required, refer to Instruction 1 to Paragraph (b) of Item 302 of Regulation S-K.

Exhibits

41.   Please file copies of the form of proxy cards and the unsecured convertible promissory notes that will be converted upon shareholder approval of the Note Conversion Proposal.

Other

42.   We received the supplemental materials, including board books, prepared by Northland on Thursday, March 9, 2017. Comments, if any, will be included under separate cover.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me, at (202) 551-3642 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: Lee Polson, Esq.
        Strasburger & Price, LLP